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Exhibit (d)(5)

Date: 26 November 2019	Quotation #191511
Mr. Jeb Terry Managing Director Mirasol Capital ("Mirasol")

Dear Jeb,

        Evans & Sutherland ("E&S") is pleased to provide you with this proposal for the design of a 20-meter DomeX demonstration system (the "Project").

        It is anticipated that Mirasol will enter into a future agreement with E&S to build a section of a 20-meter, vertically oriented demonstration dome in their SLC facility. In order to expedite the design, manufacture, build and testing of the DomeX demonstration dome, Mirasol enters into this Agreement to fund the E&S engagement of Lopu Technology Co., Ltd. to begin the Project. Mirasol acknowledges exploratory nature of the design services and that E&S makes no warranty or guarantees of the service to be provide by Lopu. The Project includes the following:

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  Panel design & prototyping

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  Spitz structure design analysis

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  E&S SLC architect, structural engineer, & space relocation

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  E&S engineering support for design and prototyping

        The price for this Project is $217,500. Price excludes any local, state or federal taxes, if any. The Project is expected to be completed in approximately 60 days from the time the agreement is signed by both parties and the payment has been received.

        If E&S's management or board of directors withdraw its support and cooperation without cause relative to the Letter Agreement dated October 21, 2019, by and between Mirasol and E&S, E&S agrees to refund all of the funds under this Agreement back to Mirasol within 30 days of cancelation.

        The details and terms to manufacture and build the 20-meter DomeX demo dome will be covered by a separate agreement, agreed and signed at a later date.

        The payment terms are as follows:

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  100% upon signing

  Wire Transfer Instructions:

    [Redacted]

        The parties agree that this agreement and the terms and conditions herein govern the Project.

        Each party, by its execution hereof, warrants that it has the authority to enter into this agreement and grant the rights and perform the obligations contemplated by this agreement.

        Now, therefore, in consideration of the mutual covenants, benefits, and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and in witness whereof, the parties have caused this agreement to be signed by their duly authorized representatives and it shall become effective on the last date listed below.

FOR:	Evans & Sutherland Computer Corp.	FOR:	Mirasol Capital, LLC
BY:		BY:
NAME:	Kirk D. Johnson	NAME:	Stephen T. Winn
TITLE:	President & COO	TITLE:	Manager
DATE:	26 Nov 2019	DATE:	11-27-19

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  Exhibit (d)(5)